

Mail Stop 7010

March 31, 2008

Christopher Paterson, President
Cantop Ventures Inc.
564 Wedge Lane
Fernley, NV 89408

>   **Re: Cantop Ventures Inc.**
>   **Schedule 14C**
>   **Filed March 20, 2008**
>   **File No. 0-52296**

Dear Mr. Paterson:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14C filed March 20, 2008</u>

1.   Please disclose the number of stockholders who provided their written consent to approve the actions. Tell us how the consents of the stockholders, other than your officers and directors, were obtained.

2.   Please explain in some detail the reasons for engaging in each of the approved actions. Also, as applicable, please discuss the anti-takeover effect of each action. See Instruction 2 to Item 19 of Schedule 14A.

3.   Clarify whether the second approved action will result in the authorization or issuance of securities. If so, please provide the information required by Item 11

of Schedule 14A and disclose whether or not you have any current plans, proposals or arrangement to issue the newly authorized securities to acquire any businesses or engage in any investment opportunity.

The remaining comments relate to the third approved action, the reverse split:

4.   We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

5.   Please disclose, in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized but outstanding or reserved for issuance; and (iii) authorized but unissued as a result of the adoption of a reverse stock split in the various ratios that you describe. You should also discuss the dilutive effects of the reverse stock split on your current shareholders.

6.   Please disclose what is going to happen to the fractional shares, if any. If the reverse stock split would have the effect of eliminating the owners of the fractional shares, please so state. Disclose the number of record holders that you will have upon the completion of the reverse stock split and disclose the number of record holders who will be eliminated.

7.   We note that the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Do you have any current plans, proposals or arrangements, written or otherwise to engage in any business or investment opportunity? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Mr. Christopher Paterson
Cantop Ventures, Inc.
March 31, 2008
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: A. N. Parker
      C. Moncada-Terry

      <u>Via Facsímile</u>
      Karen Batcher
      (619)789-6262